UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 18, 2006

Mr. Charles C. Mottley
Chief Executive Officer
El Capitan Precious Metals, Inc.
14301 North 87th Street, Suite 216
Scottsdale, Arizona 85260


      Re:	El Capitan Precious Metals, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
      Filed April 27, 2006
		File No. 333-131370

		Form 10-KSB for the fiscal year ended September 30, 2005
		Amended in Draft Form
      Submitted April 27, 2006
		File No. 333-56262

		Form 10-QSB for the quarter ended December 30, 2005
		Amended in Draft Form
      Submitted April 27, 2006
		File No. 333-56262

Dear Mr. Mottley:

      We have reviewed your response letter dated April 27, 2006 and amended filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. To the extent that the information you have provided in response to comment 9 has not been disclosed in your registration statement and your periodic reports, please revise the filings, as necessary, to include the information.

Risk Factors, page 3

2. We note that Mr. W. Pierce Carson, one of the few mining experts at the company, resigned from the company effective May 1, 2006.
Please
discuss the impact on your business of losing Mr. Carson`s mining expertise.

3. We note that you have removed the risk factor titled, "We are required to obtain government approvals and permits in order to conduct mining operations." Please tell us why you removed the risk factor. The risk factor appears to be relevant given your financial situation. We note that to date you have not generated any revenues;
nevertheless, you are required to pay for government permits and to post bonds to continue your operations. We may have further comments.

Unless we develop or are able to sell one our properties, we will not have..., page 4

4. We note that you need to obtain additional capital to satisfy the expected cash expenditures. Please discuss how you intend to do this.

Selling Stockholders, page 10

5. Please revise to include the information you have provided in response to comment 18.

Expert, page 22

6. Please identify Mr. Clyde Smith as an expert in this section.
We
note that you have filed Mr. Smith`s consent as an exhibit.

Exhibits, page II-1

7. Please advise why you removed the Bylaws of El Capitan Precious Metals, Inc. from the list of exhibits.

Undertakings, II-3

8. We note your response to comment 24.  However, we note that your
revisions in response to the comment are not consistent with Item
512
of Regulation S-B, as amended.  Please revise.

Signature Page

9. Please revise to identify all the capacities in which each signatory is signing. In this regard, we note that in the registration statement you identify Mr. Charles C. Mottley as your President and Chief Executive Officer and that in your Form 10-KSB for the period ended September 30, 2005, you indicate that he is also a director.

Exhibit 5.1

10. We note that your counsel has assumed "the legal capacity of natural persons." In opining that the securities are legally issued, your counsel cannot assume that the officers signing the certificates have the legal capacity to do so. Please revise.

Form 10-KSB Amended in Draft Form

Description of Business, page 1

11. Please discuss in detail the terms of the agreement with Mr.
Bob
Langguth. In particular, disclose whether the agreement entitles you to acquire a property interest. Also, please file the agreement as an exhibit.

El Capitan Property, page 6

12. Identify the person you identify as "the seller" in the third sentence of the fifth paragraph under this subheading.

Employees, page 5

13. Disclose the amount of time your employees devote to your business.

Description of Property, page 6

14. Describe the type of interest, if any, you hold in the Rainbow Valley Property.

Risk Factors, page 10

15. Discuss in a risk factor your association with U. S. Canadian Minerals Inc. We note that, pursuant to a joint venture agreement, you transferred to U.S. Canadian Minerals an 80% interest in the COD mine in exchange for 720,000 shares of U.S. Canadian Minerals stock.
We also note that since the execution of the agreement the trading on the common stock has been suspended.



Management`s Discussion and Analysis of Plan of Operation

Results of Operations, page 17

16. Please describe the services that were provided to you in consideration for the professional fees and administrative consulting fees.

Plan of Operations, page 17

17. We note that "during the next two quarters the Company will concentrate on raising the necessary working capital through equity financing and an acceptable debt facility." Please expand your discussion to address the company`s plan of operation for the next twelve months, as required by Item 303 of Regulation S-B.

Liquidity, page 18

18. We note that "the Company believes it will be able to finance its continuing activities." Please discuss the basis for this assessment.

Controls and Procedures, page 20

19. We note your response to comment 27 and reissue the comment. Please state, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange
Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

Note 1. Business, Operations, Organization, Liquidity and Basis of
Presentation

Business and Operations, page F-14

20. We note your statement that "[t]he Company has a wholly owned
subsidiary."  Please identify such subsidiary.   We may have
further
comments.

Financial Statements

Note 2 -  Acquisitions and Divestitures, page F-15

21. We note you responded to our prior comment 25 that you accounted for the COD and Weaver properties acquired from your then-majority shareholder at the transferor`s historical cost basis. Since the shareholder`s historical cost basis in the properties was zero at the time of the exchange, you recorded no value for the acquired assets.

Please expand your disclosure throughout your document to clarify that you recorded no value for the acquired assets since the shareholder`s historical cost basis in the properties was zero at the time of the exchange.

22. We note you responded to our prior comment 26 that you did not record any value for your investment in USCM since you had no accounting basis in the COD property and the USCM shares received in the exchange were restricted shares. You further stated that you continue to ascribe no value to the transaction as you believe there is little, if any, value to the USCM stock received.

There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

* Paragraph 5 of FASB Statement No. 107, Disclosures about Fair
Value
of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

* Paragraph 3a of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states that the fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock2 does not meet that definition.

* While paragraph 3a of Statement No. 115 states that restricted stock does not meet that definition, footnote 2 of paragraph 3a states that restricted stock means equity securities for which sale is restricted by governmental or contractual requirement, except if that requirement terminates within one year or if the holder has the power by contract or otherwise to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted.

References in GAAP also preclude discounts for stock restrictions, for example:

* Question 58 of the FASB Staff Implementation Guide to Statement
115,
Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and

* Footnote 3 of EITF 98-5, Accounting for Convertible Securities with
Beneficial Conversion Features or Contingently Adjustable
Conversion
Ratios, states that quoted market prices should not be adjusted to reflect transferability restrictions.

Based on the above guidance and the fact that your USCM shares are restricted for only one year and thus do not meet the definition of restricted stock per footnote 2 of paragraph 3a of Statement No. 115, please amend your filing to reflect your investment in USCM at fair value, with fair value calculated based on USCM common stock`s quoted market price on the date of the exchange, exclusive of adjustment for stock transfer restriction. Additionally, if you believe that your
USCM investment contains indicators of other than temporary impairment, based on your assessment of impairment, please amend your filing to record impairment charges in accordance with paragraph 16 of
Statement No. 115. Also refer to SAB Topic 5M for further guidance.

Directors, Executive Officers, Promoters, and Control Persons;
Compliance with Section 16(a) of the Exchange Act, page 21

23. Disclose the business activities of Mr. L. Ronald Perkins between
2002 and 2005.

Executive Compensation, page 24

24. We note that Messrs. Stephen J. Antol, James G. Rickets, and
L.
Ronald Perkins received other annual compensation for consulting services. Please expand footnote 3 to the Summary Compensation Table to describe the consulting services Messrs. Antol, Rickets, and Perkins provided. Disclose the basis for your conclusion that such amounts were received in their capacities as consultants as opposed to their capacities as officers of the company.

Related Party Transactions, page 28

25. Please identify by name the counterparties to all the related party transactions listed in this section. See Item 404 of Regulation
S-B. Disclose with respect to each transaction whether the terms are the same as would have been obtained from an unaffiliated third party.

Form 10-QSB/A for the period ended December 31, 2005

Management`s Discussion and Analysis and Plan of Operation, page
27

Results of Operations, page 28

26. We note that "during the next two quarters the Company will concentrate on raising the necessary working capital through equity financing and acceptable debt facility." Please expand your discussion to address the company`s plan of operation for the next twelve months, as required by Item 303 of Regulation S-B.

Controls and Procedures, page 34

27. Please revise to reference the correct Exchange Act rules. We note that you have cited Exchange Act Rules 13a-14 and 15d-14.

28. Please revise to state, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

29. Please remove the clause "subsequent to the evaluation date" at the end of the second paragraph. Please note that Item 308 of Regulation S-B requires the disclosure of changes in the company`s internal controls over financial reporting that occurred during the last fiscal quarter.

Financial Statements

Note 11 - Stockholders` Equity (Deficit), page 24

30. We note you disclose on page 25 that effective October 25, 2005, you granted Dr. Clyde Smith, your consulting geologist, a twelve month option to purchase 150,000 shares of your common stock at an exercise price of $0.65 per share. Please expand your disclosure to discuss your accounting for this option grant and the compensation expense amount recorded as of December 31, 2005. If you did not record any compensation expense, tell us the reason.

Exhibits 31.1 and 31.2  Certifications for Quarterly Reports on
Form
10-QSB

31. Please revise your certifications to comply with the requirements of Regulation S-B Item 601 Exhibits - Certifications.
Specifically:

a. Revise the Evaluation Date under your paragraph 4.b) to state, if true, that you evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. See Exhibits - Certifications paragraph 4.c).
b. Add as your paragraph 4.d) certification for your disclosure in this report of any change in your internal control over financial reporting. See Exhibits - Certifications paragraph 4.d).
c. Delete your certification in paragraph 6. as it is no longer required.

Engineering Comments

Form 10-KSB for the fiscal year ended September 30, 2006

General

32. Please provide the map referred to in our previous comment number
30.  We reissue comment #30.

Description of Property, page 7

33. Concerning your El Capitan property, provide the disclosures required by Industry Guide 7 (b). In particular,
* A plain English description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property.
* The current state of exploration of the property. In particular, provide a summary of your exploration history, drilling, sampling and assay procedures, sample security and quality control used in connection with the El Capitan property.
* The total cost of your property incurred to date and planned future costs.
* Provide as supplemental materials, all material engineering or geologic reports concerning the property, including government reports, which are available to you. In particular, provide complete copies of all reports by Clyde Smith including all appendixes, and a drill hole location map.
We reissue the above segments of our previous comment number 32.

34. As noted in our previous comment number 33, you mention Dr.
Clyde
Smith`s name in connection with technical services he has provided to you. Such reference suggests that Dr. Smith may be an expert under the SEC rules. Accordingly, please provide a written consent from Dr.
Smith and any other experts whose name you cite and whose work you incorporate into your document. These consents should concur with the information you disclose and reflect the experts` agreement to be named as experts.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer, Mining
Engineer, at (202) 551- 3705. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, Tangela Richter, Branch Chief, at
(202) 551-3685 with any other questions.

      	Sincerely,


      					H. Roger Schwall
      Assistant Director
cc: 	W. Mower
      K. Hiller
	L. Dang
      R. Baer
      T. Richter
      C. Moncada-Terry
Mr. Charles C. Mottley
El Capitan Precious Metals, Inc.
May 18, 2006
Page 10